Exhibit 21
Mariner Energy, Inc.
Subsidiaries

State or Other
Jurisdiction of
Incorporation or
Exact Name of Subsidiary	Organization	Name under which Subsidiary does Business

Mariner Energy Resources, Inc.	Delaware	Mariner Energy Resources, Inc.
Mariner Gulf of Mexico LLC	Delaware	Mariner Gulf of Mexico LLC